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                                                                    EXHIBIT 99.9
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

SMARTLOGIK GROUP PLC

2)   Name of shareholder having a major interest

VICTORY CAPITAL PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

5)   Number of shares/amount of stock acquired

30,132,801 ORDINARY SHARES OF ONE PENCE

6)   Percentage of issued class

6.45%

7)   Number of shares/amount of stock disposed

N/A

8)   Percentage of issued class

N/A

9)   Class of security

ORDINARY SHARES OF ONE PENCE

10)  Date of transaction

10 JULY 2001

11)  Date company informed

17 JULY 2001

12)  Total holding following this notification

30,132,801

13)  Total percentage holding of issued class following this notification

6.45%
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14)  Any additional information

THE COMPANY HAS BEEN INFORMED OF THIS PURCHASE OF PLACING SHARES BY BRADSHAW ASSET MANAGEMENT LIMITED ON BEHALF OF ITS CLIENT, VICTORY CAPITAL PLC.

15)  Name of contact and telephone number for queries

JONATHAN BALL - 020 7925 7698

16) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL

  Date of notification  17 JULY 2001